UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[  ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________Commission File Number ______________

FORMATION CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

BRITISH COLUMBIA, CANADA	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1510 - 999 West Hastings Street

Vancouver, B.C.

V6C 2W2 CANADA

Tel: (604) 682-6229

(Address and telephone number of Registrant’s principal executive offices)

Formation Capital Corporation, U.S.

812 Shoup Street

Salmon, Idaho  83467

Tel: (208) 756-4578

 (Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

---------------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Shares, no par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form.

[  ] Annual information form     [  ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”)

.  [  ] Yes                       [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[  ] Yes                              [X] No

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain certain forward-looking statements and information relating to the Registrant that are based on the beliefs of its management as well as assumptions made by and information available to the Registrant on the dates set forth in such Exhibits.  When used in the Exhibits incorporated by reference in this Registration Statement, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Registrant or its management, are intended to identify forward-looking statements.  The Exhibits incorporated by reference in this Registration Statement contain forward-looking statements relating to the business and affairs of the Registrant.   Such statements reflect the views of the Registrant with respect to future events and are subject to certain risks, uncertainties and assumptions on the dates set forth in such Exhibits.  Many factors could cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Important factors are identified under the heading “Risk Factors” in the Annual Information Form of the Registrant for the year ended February 28, 2005 filed as Exhibit 99.1 to this Registration Statement.  Other factors include, among others, both referenced and not referenced in the Exhibits incorporated by reference in this Registration Statement, changes in general economic conditions and changes in business strategy.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Exhibits incorporated by reference into this Registration Statement as anticipated, believed, estimated or expected, and the Registrant does not intend, and does not assume any obligation, to update these forward-looking statements.  In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

This Registration Statement contains references to Canadian dollars and United States dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.  United States dollars are referred to as “U.S. dollars” or “US$”.  Please refer to the section entitled “Introductory Notes – Currency Presentation and Exchange Rate Information” in the Annual Information Form of the Registrant for the year ended February 28, 2005 filed as Exhibit 99.1 to this Registration Statement for more information regarding exchange rates for U.S. dollars in terms of Canadian dollars.

RESOURCE ESTIMATES

This Registration Statement and the documents incorporated by reference herein use the terms “Measured”, “Indicated” and “Inferred” Mineral Resources which have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – Definitions Adopted by CIM Council on August 20, 2000.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through 99.56, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction B.(2) of Form 40-F, the Registrant hereby makes reference to the section entitled “Description of Capital Structure” on page 20 of the Annual Information Form of the Registrant filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference the Consolidated Audited Financial Statements of the Registrant for the years ended February 28, 2005 and February 29, 2004, including a reconciliation of the financial statements to United States Generally Accepted Accounting Principles (“U.S. GAAP”) as required by Item 18 of Form 20-F, filed as Exhibit 99.2, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.54 through Exhibit 99.56, inclusive, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table contains information on payments for contractual obligations of the Registrant over the next five years. This disclosure should be read in conjunction with the management discussion and analysis found in the Annual Report for the year ended February 28, 2005 and the Registrant's financial statements and notes thereto.

	Payments due by period
Contractual Obligations	Total	< 1 year	1 to 3 years	3 to 5 years	>5 years
Office lease, equipment, vehicle	$302,973	$73,371	$211,560	$18,042	$0
Idaho Cobalt Project Feasibility and Environmental Impact Studies	$3,710,329	$3,710,329	$0	$0	$0
Total	$4,013,302	$3,783,700	$211,560	$18,042	$0

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

FORMATION CAPITAL CORPORATION

By: /s/

Paul Farquharson

Name:

Paul Farquharson

Title:

Chief Financial Officer

Date: May 27, 2005

EXHIBIT INDEX

The following exhibits have been filed as part of this Registration Statement:

Annual Information

Exhibit	Description
99.1

Annual Information Form of the Registrant for the fiscal year ended February 28, 2005, dated May 20, 2005, as filed with the British Columbia, Alberta and Ontario Securities Commissions on May 27, 2005.

99.2

U.S. GAAP reconciliation which includes audited comparative financial statements of the Registrant and notes thereto for the years ended February 28, 2005 and February 29, 2004, together with the report of the auditors thereon.

99.3	Annual Report of the Registrant for the year ended February 28, 2005, filed May 27, 2005.
99.4	Management’s Discussion and Analysis for the years ended February 28, 2005 and February 29, 2004, filed May 27, 2005.
99.5	Annual Information Form of the Registrant for the fiscal year ended February 29, 2004, filed July 19, 2004.
99.6	Audited Financial Statements for the year ended February 29, 2004, filed July 19, 2004.
99.7	Annual Report of the Registrant for the year ended February 29, 2004, filed July 20, 2004.
99.8	Management’s Discussion and Analysis for the years ended February 29, 2004 and February 28, 2003, filed July 19, 2004.

Quarterly Information

Exhibit	Description
99.9	Interim Unaudited Consolidated Financial Statements of the Registrant for the nine months ended November 30, 2004, filed January 17, 2005.
99.10	Management’s Discussion and Analysis for the nine months ended November 30, 2004 and 2003, filed January 17, 2005.
99.11	Interim Unaudited Consolidated Financial Statements of the Registrant for the six months ended August 31, 2004, filed October 15, 2004.
99.12	Management’s Discussion and Analysis for the six months ended August 31, 2004 and 2003, filed October 15, 2004.
99.13	Interim Unaudited Consolidated Financial Statements of the Registrant for the three months ended May 31, 2004, filed July 15, 2004.
99.14	Management’s Discussion and Analysis for the three months ended May 31, 2004 and 2003, filed July 16, 2004, as amended.
99.15	Management’s Discussion and Analysis for the three months ended May 31, 2004 and 2003, filed July 15, 2004.

Shareholder Meeting Materials

Exhibit	Description
99.16	Form of Proxy for use in connection with the June 24, 2005 Annual General Meeting, filed May 26, 2005.
99.17	Management Information Circular of the Registrant dated May 1, 2005 issued in connection with the June 24, 2005 Annual General Meeting, filed May 26, 2005.
99.18	Notice of Annual General Meeting, issued in connection with the June 24, 2005 Annual General Meeting, filed May 26, 2005.
99.19	Advance Notice of Meeting and Record Dates, issued in connection with June 24, 2005 Annual General Meeting, filed April 27, 2005.
99.20	Report of Voting Results from the August 13, 2004 Annual General Meeting of shareholders, filed September 16, 2004.
99.21	Form of Proxy for use in connection with the August 13, 2004 Annual General Meeting of shareholders, filed July 19, 2004.
99.22	Management Information Circular of the Registrant dated July 1, 2004 issued in connection with the August 13, 2004 Annual General Meeting of shareholders, filed July 19, 2004.
99.23	Notice of Annual General Meeting, issued in connection with the August 13, 2004 Annual General Meeting of shareholders, filed July 19, 2004.
99.24	Advance Notice re Annual General Meeting and Record Date, issued in connection with the August 13, 2004 Annual General Meeting of shareholders, filed June 18, 2004.

Technical Reports

Exhibit	Description
99.25	Technical Report on the Idaho Cobalt Project, dated April 30, 2005.

Material Change Reports and Press Releases

Exhibit	Description
99.26	Press Release of the Registrant dated April 7, 2005.
99.27	Material Change Report of the Registrant dated April 6, 2005.
99.28	Press Release of the Registrant dated April 1, 2005.
99.29	Press Release of the Registrant dated March 18, 2005.
99.30	Material Change Report of the Registrant dated March 2, 2005.
99.31	Press Release of the Registrant dated February 28, 2005.
99.32	Press Release of the Registrant dated February 11, 2005.
99.33	Press Release of the Registrant dated February 7, 2005.
99.34	Press Release of the Registrant dated January 26, 2005.
99.35	Press Release of the Registrant dated January 25, 2005.
99.36	Material Change Report of the Registrant dated January 18, 2005.
99.37	Press Release of the Registrant dated January 18, 2005.
99.38	Press Release of the Registrant dated December 21, 2004.
99.39	Press Release of the Registrant dated December 3, 2004.
99.40	Press Release of the Registrant dated October 28, 2004.
99.41	Material Change Report of the Registrant dated October 7, 2004.
99.42	Press Release of the Registrant dated September 27, 2004.
99.43	Material Change Report of the Registrant dated September 23, 2004.
99.44	Press Release of the Registrant dated August 19, 2004.
99.45	Press Release of the Registrant dated August 4, 2004.
99.46	Press Release of the Registrant dated July 7, 2004.
99.47	Press Release of the Registrant dated June 29, 2004.
99.48	Press Release of the Registrant dated June 14, 2004.
99.49	Press Release of the Registrant dated May 14, 2004.
99.50	Press Release of the Registrant dated March 3, 2004.

Corporate Documents

Exhibit	Description
99.51	Articles of the Registrant, filed May 19, 2005.
99.52	Notice of Articles, filed May 19, 2005.
99.53	Shareholder Rights Plan of the Registrant, filed May 19, 2005.

Consents

Exhibit	Description
99.54	Consent of Deloitte & Touche LLP.
99.55	Consent of Neil B. Prenn.
99.56	Consent of Allan V. Moran.